Exhibit 99.1

LakeShore Biopharma Announces Completion of Going Private Transaction

BEIJING, China, June 24, 2026 /NewMediaWire/ — LakeShore Biopharma Co., Ltd (“LakeShore Biopharma” or the “Company”) (OTCPK: LSBCF; OTCPK: LSBWF), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced the completion of the merger (the “Merger”) with Oceanpine Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Oceanpine Skyline Inc. (“Parent”), pursuant to the previously announced Agreement and Plan of Merger, dated November 4, 2025, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated April 29, 2026 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. As a result of the Merger, the Company became a wholly owned subsidiary of Parent and will cease to be a publicly traded company.

Pursuant to the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting on June 19, 2026, at the effective time of the Merger (the “Effective Time”), (i) each ordinary share, par value US$0.0002 per share, of the Company (each, a “Share”), issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined in the Merger Agreement) and the Dissenting Shares (as defined in the Merger Agreement)) was cancelled and ceased to exist in exchange for the right to receive US$0.066 in cash per Share without interest and net of any applicable withholding taxes (the “Merger Consideration”), and (ii) each Excluded Share was cancelled and ceased to exist without payment of any consideration or distribution from the Company therefor.

Registered holders of Shares immediately prior to the Effective Time who are entitled to the Merger Consideration will receive from the paying agent a letter of transmittal and instructions on how to surrender their Shares in exchange for the Merger Consideration in respect of each Share held thereby, and should wait to receive the letter of transmittal before surrendering their Shares. Payment of the Merger Consideration will be made to holders of Shares in respect of each such Share held thereby upon surrender of applicable Shares and delivery of the letter of transmittal and any other documents required by such letter of transmittal to be delivered in connection therewith.

The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

In connection with the Merger, the Company has filed with the Financial Industry Regulatory Authority, Inc. (“FINRA”), as required by FINRA Rule 6490, an Issuer Company-Related Action Notification Form. Upon the effectiveness of the Merger, FINRA is expected to remove the Company’s trading symbols from the OTC Pink tier of the OTC Markets. However, such removal may not be completed until one or more trading days after the consummation of the Merger. Any trades effectuated following the consummation of the Merger and prior to the removal of the trading symbols by FINRA will not be valid trades, as the securities subject to any such trades will no longer be outstanding as a result of the Merger. The Company is providing this information to help prevent trades from being effected that may subsequently be invalidated. The Company will not be responsible for any losses that may be incurred as a result of trades that occur from and after the completion of the Merger.

Kroll, LLC is serving as the financial advisor to a committee of independent directors established by the board of directors of the Company (the “Special Committee”). Gibson, Dunn & Crutcher LLP is serving as U.S. legal counsel to the Special Committee. Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Special Committee.

White & Case LLP is serving as U.S. legal counsel to the buyer group with respect to the Merger.

About LakeShore Biopharma Co., Ltd

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Hepatitis B, Influenza, and other virus infections. The Company operates in China, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry.

For more information, please visit https://investors.lakeshorebio.com/.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “future,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Statements that are not historical facts, including statements about LakeShore Biopharma’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties as to the expected benefits and costs of the Merger; the outcome of any legal proceedings that may be instituted against the Company related to the Merger; the amount of the costs, fees, expenses and charges related to the Merger; the Company’s expectation that its trading symbols will be removed from the OTC Pink tier of the OTC Markets; and other risks and uncertainties discussed in documents filed with the SEC by the Company. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor inquiries, please contact:

IR Team

Tel: +86 (10) 8920-2086

Email: ir@lakeshorebio.com